Exhibit 99.8

Translation for information purposes only

CONFIRMATION OF A SHARE OPTION

DATE:	18 November 2015

From:
SOCIETE GENERALE SA, a French société anonyme (form of limited company) with a share capital of €1,007,625,077.50 having its registered office at 29 boulevard Haussmann, 75009 Paris, France, registered with the Companies Registry of Paris under number 552 120 222, represented by Olivier Buttier, duly empowered for the purposes hereof (“SG” or “Party A”),

LEI SOCIETE GENERALE: O2RNE8IBXP4R0TD8PU41

To:	ROCK INVESTMENT SASU, a French société par actions simplifiée à associé unique (form of simplified limited company with one shareholder) with a share capital of €1,000.00, having its registered office at 16 rue de la Ville l’Evêque, 75008 Paris, France, registered office of Paris under number 795 278 860, represented by NJJ Holding, President, itself represented by Xavier Niel, duly empowered for the purposes hereof (“RI” or “Party B”), individually a “Party”, collectively the “Parties”.

UTI: EQYELI00000000000000000803482493

Dear Sirs,

We confirm by this document (the “Confirmation”) the terms of the transaction (the “Transaction”) entered into between our two institutions and governed by the FBF Master Agreement relating to Transactions on Forward Financial Instruments dated 18 November 2015, as amended by its schedule (the “Master Agreement”).

In the event of any discrepancies between the provisions of the Master Agreement and those of the Confirmation, the provisions of the Confirmation shall prevail.

The Transaction is governed by the definitions and provisions contained in the “Definitions Common to Several Technical Schedules” and in the “Share Option and Share BasketOption” Technical Schedule published by the Fédération Bancaire Française (the “FBF”), supplemented and/or amended as set out below (the “Definitions”). In the event of any discrepancy between the provisions of the Definitions and those of the Confirmation, the provisions of the Confirmation shall prevail.

Article 1 - DEFINITIONS

“Shares”:

TELECOM ITALIA ordinary shares (ISIN code IT 0003497168) or any other securities which may be substituted for it.

Translation for information purposes only

“Agent”:

SG

“Exchange”:

Borsa Italia or any other regulated market on which the Shares may come to be mainly traded.

“Early Close of Trading”:

For an Exchange Business Day, close of trading prior to scheduled close of trading on the Exchange or Related Market, unless this early close of trading is announced by the Exchange or Related Market at least one hour before the earlier of (x) time of actual close of trading for the usual trading session on this Exchange or Related Market on that Exchange Business Day, and (y) the deadline for submitting orders on the Exchange or Related Market for an execution at close of trading on the Exchange on that Exchange Business Day.

“Market Disruption”:

The occurrence or presence of (i) Disruption of Operation of Exchange, (ii) Disruption of Trading, or (iii) Early Close of Trading.

“Disruption of Operation of Exchange”:

Any event (other than an Early Close of Trading) preventing the market operators generally from trading or from obtaining the share price for the Shares on the Exchange or Related Market.

“Currency”:

Euro.

“Disruption of Trading”:

Any suspension of, or limitation on, trading imposed by the Exchange due to price fluctuations exceeding the limits permitted by the Exchange or Related Market or for any other reason, with respect to transactions relating to the Shares.

“Issuer”:

TELECOM ITALIA S.p.A.

“Valuation Time”:

Scheduled close of trading on the Exchange.

“Exchange Business Day”:

Any day when the Exchange and the Related Market are open for trading during their usual trading sessions.

“Related Market”:

Principal options or futures market with respect to the Shares, or any market which may replace it.

Translation for information purposes only

“NJJ HOLDING”:

A French société par actions simplifiée à associé unique (SASU) (form of simplified limited company with one shareholder) with a share capital of €396,246,984.90, having its registered office at 16 rue de la Ville l’Evèque, 75008 Paris, France, registered with the Companies Registry of Paris under number 520 230 590, represented by Xavier Niel, duly empowered for the relevant purposes.

Article 2 - TECHNICAL FEATURES OF THE OPTIONS

Agreement Date of the Share Option:	18 November 2015
Commencement Date:	20 November 2015
Expiry Date:	25 January 2017 at the Valuation Time
Number of Shares:	27,000,000 (twenty-seven million)
Type of Option	Call
Style of Option	European
Automatic Exercise	Yes
Buyer	RI
Seller	SG
Settlement Currency	EUR
Number of Options (“NB”)	The Number of Shares
Option-to-Share Ratio	1:1
Exercise Period Expiry Time	Valuation Time on the Expiry Date
Strike Price	€1.299
Initial Premium	On the Initial Premium Payment Date, the Buyer shall pay the Seller the Aggregate Amount of the Initial Premiums.
Amount of the Initial Premium per Option	€0.0073
Aggregate Amount of the Initial Premiums	€197,100 (one hundred and ninety-seven thousand one hundred euros)
Initial Premium Payment Date	The Commencement Date.
Deferred Premium	On the Deferred Premium Payment Date, the Buyer shall pay the Seller the Aggregate Amount of the Deferred Premiums.
Amount of the Deferred Premium per Option	€0.1287

Translation for information purposes only

Aggregate Amount of the Deferred Premiums	€3,474,900 (three million four hundred and seventy-four thousand nine hundred)
Deferred Premium Payment Date	27 September 2016
1. Settlement Method
Delivery	Applicable
2. Payment Instructions
Payment to RI:	RI Contact: Xavier Niel Fax: +33 (0)1 73 50 27 05 Bank details: as separately notified
Payment to SG:
Société Générale Paris
Ref.: OPER/GED/BAC/OTC/BNK
Contact: Tristan Revise
Tel.: +33 (0)1 42 13 33 76
Email: tristan.revise@sgcib.com / par-oper-dai-bo-bnk@sgcib.com
Bank details: Société Générale
Swift: SOGEFRPP HCM

3. Notices:
Notices to be addressed to RI:	RI Address: 16 rue de la Ville l’Evèque Ville: 75008 Paris For the attention of: Xavier Niel Fax: +33 (0)1 73 50 27 05 Email: xniel@iliad.fr
Notices to be addressed to SG:
SOCIÉTÉ GÉNÉRALE
CORI/STG
Vincent Garcier / Roderick Skowronek
17 Cours Valmy, 92987 Paris La Défense 7
Tel.: +33 (0)1  42 13 67 73 / +33 (0)1 57 29 24 19
Fax: +33 (0)1 42 13 47 70

Email: vincent.garcier@sgcib.com / roderick.skowronek@sgcib.com / par-mark-eqd-stg-deals@sgcib.com

Translation for information purposes only

4. Miscellaneous:
Financial Centre(s) for determination of Business Days:	Paris
Business Day Convention:	Following Business Day
Exchange Business Day Convention:	Following Exchange Business Day

Article 3 - EVENTS AFFECTING THE SHARES

3.1.            In the event that the Agent observes, on an Exchange Business Day, Market Disruption which is continuing for more than five (5) consecutive Exchange Business Days, the Transaction shall immediately terminate and the Agent will calculate the amount due, as the case may be, by either of the Parties to the other as a result of this termination. This amount shall be paid by the Party which owes the amount to the other Party on the Business Day following the date on which the Agent informs the Parties of the amount due.

3.2.            If, between the date of signature of this Confirmation and the Expiry Date (both dates inclusive), there is either a public offer for the purchase or exchange of the Shares or the issuer of the Shares is merged into another undertaking, is merged but continues to exist or is spun off, the Transaction will terminate immediately and the Agent will calculate the amount due, as the case may be, by either of the Parties to the other as a result of this termination. This amount shall be paid by the Party which owes the amount to the other Party on the Business Day following the date on which the Agent informs the Parties of the amount due.

3.3.            In the event that one of the following events occurs between the date of execution of this Confirmation and the Expiry Date:

*	listing of the Shares is transferred to a different market from that on which they are listed on the date of execution of this Confirmation, or
*	the Shares are delisted or cancelled,

the Parties shall consult with each other for a period of 10 calendar days following the occurrence of the said event in order to find an amicable solution. Failing this, the Transaction shall terminate and the Agent will calculate the amount due, as the case may be, by either of the Parties to the other as a result of this termination. This amount shall be paid by the Party which owes the amount to the other Party on the Business Day following the date on which the Agent informs the Parties of the amount due.

Article 4 - ADJUSTMENTS

In the event that any event affecting the Shares occurs prior to the Expiry Date, i.e., including in particular, but not limited to:

*	distribution of an exceptional dividend;
*	redemption of share capital;
*	issue of securities carrying a right, with immediate effect or in the future, to a share in the capital with preferential subscription rights for existing shareholders, priority rights, rights to be allocated, or to be awarded for free, securities or warrants carrying a right to a share in the capital whether immediately or in the future, the Agent will adjust, as necessary, the terms of this Confirmation, i.e., including in particular, but not limited to, the Strike Price, the Option-to-Share Ratio or the Amount of the Premium per Option, in order to keep the Parties in the same economic situation by referring, in particular, but without any obligation to do so, to the adjustments made by the Exchange.

Translation for information purposes only

Article 5 - REPRESENTATIONS AND WARRANTIES GIVEN BY THE PARTIES

5.1.            In addition to the representations contained in article 6.1 which will be given by each Party only as at the date hereof, each Party represents and warrants the following in favour of the other as at the date hereof only:

5.1.1.            that it acknowledges that the Transaction covers a certain duration and is therefore unrelated to information which could affect the price of the Shares. With the exception of the cases of early termination referred to below in article 7 of the Master Agreement, neither of the Parties may withdraw from its obligations under this Confirmation prior to the Expiry Date;

5.1.2.            that the obligations incumbent upon one Party vis-à-vis the other under this Confirmation are inseparable; and

5.2.            RI represents and warrants vis-à-vis SG as at the date hereof only:

5.2.1.            That neither it nor its agents or employees have privileged information and that it and its agents and employees are in compliance with French and Italian legislation applicable to the Transaction, including in particular, but not limited to, its provisions resulting from transposition of Directive 2003/6/EC of 28 January 2003 on insider dealing and market manipulation (market abuse) and the other related European measures.

5.3.            Regulatory Clearing Status under the EMIR Regulation:

Each Party undertakes to represent to the other Party (i) upon conclusion of this Transaction, its Regulatory Clearing Status, as well as (ii) without delay, any subsequent change to its Regulatory Clearing Status, by indicating its new Regulatory Clearing Status and the reasons having led to this change.

In this respect:

(i)	Party A represents and certifies upon conclusion of the Transaction that it is a financial counterparty within the meaning of article 2(8) of the EMIR Regulation, and
(ii)	Party B represents and certifies upon conclusion of the Transaction that it is a non-financial counterparty within the meaning of article 2(9) and does not meet the criteria referred to in article 10, paragraph 1, point (b) of that Regulation.

Any change in the Regulatory Clearing Status notified pursuant to this article shall be deemed to constitute an amendment hereof.

For the purposes hereof, “EMIR Regulation” shall mean Regulation (EU) n° 648/2012 of the European Parliament and of the Council of 4 July 2012 on OTC derivatives, central counterparties and trade repositories”.

Article 6 - APPOINTMENT OF A COMMON AGENT

Notwithstanding any provision to the contrary contained in the Master Agreement, if the Parties fail to reach an agreement on any determination, calculation and/or observation made by the Agent, the Party first to take action shall notify the Agent of this within two (2) Business Days with effect from the date of receipt of this notification from the Agent setting out such determination, calculation or observation.
If, after a period of consultation lasting three (3) Business Days from the aforementioned notification, the Parties have not been able to reach an agreement, they shall appoint a common agent selected from among the top-ranking operators on the share derivatives market which shall carry out the challenged determination, calculation and/or observation.
The common agent will inform the Parties of the result of its determination, calculation and/or observation two (2) Business Days after the date of acceptance of the mandate. This result shall be binding on the Parties, except in the case of fraud, misrepresentation, negligence or manifest error.
Payment, as the case may be, shall be made on the second Business Day following receipt by the Agent, of the results communicated by the common agent.
The fees and expenses of the common agent shall be borne equally by the Parties.

Translation for information purposes only

Article 7 - SET-OFF OF THE TERMINATION AMOUNT

In accordance with article 8.2.4. of the Master Agreement, if the amount payable resulting from termination of the Transaction is owed to the Defaulting Party or to the Affected Party, the other Party shall be irrevocably authorised to set-off this amount to be paid against any other amount whatsoever due to it by the Defaulting Party.

Article 8 - NOTICES

8.1.            Any notice pursuant to this Confirmation must be made in writing (sent by fax or registered letter) or sent by any means of transmission deemed sufficiently reliable by the Parties. Notices shall be effective on their date of receipt.

Notices addressed to SG must be sent to:

Front Office:	Mr Vincent Garcier	Mr Rodérick Skowronek
Tel.:	+33 (0)1 42 13 67 73	+33 (0)1 57 29 24 19
Fax:	+33 (0)1 42 13 47 70	+33 (0)1 42 13 47 70
Email:	vincent.garcier@sgcib.com vincent.garcier@sgcib.com / roderick.skowronek@sgcib.com / par-mark-eqd-stg-deals@sgcib.com	roderick.skowronek@sgcib.com

Back Office:	Ms Victoria Bravo
Tel:	+33 (0)1 42 13 37 80
Email:	victoria.bravo@aptp.accenture.com

Notices addressed to RI must be sent to:

Xavier Niel Fax: +33 (0)1 73 50 27 05 Email: xniel@iliad.fr

8.2.            Instructions for settlement and delivery:

Payment to RI	:	As separately notified

Payment to SG	:	Société Générale Paris Derivatives Cash Settlement Tristan Revise +33 (0)1 42 13 33 76 tristan.revise@sgcib.com par-oper-dai-bo-bnk@sgcib.com Swift SOGEFRPPHCM

Translation for information purposes only

Article 9 -  CONFIDENTIALITY UNDERTAKING

The Parties consider this Confirmation to be confidential. It may only be disclosed to third parties with the prior written consent of both Parties, or if the Parties are legally obliged to make such disclosure.

Article 10 -  ITALIAN FINANCIAL TRANSACTION TAX

The Parties undertake to comply with Italian legislation in force concerning taxation of financial transactions which entered into force on 1 September 2013.

Article 11 - GOVERNING LAW – JURISDICTION

This Confirmation shall be governed by French law.

The courts within the jurisdiction of the Paris Court of Appeal shall have exclusive jurisdiction to hear any dispute relating, inter alia, to its validity, its interpretation and its performance.

Please would you kindly confirm that the above reflects the terms of our agreement by providing us with:

-	a copy of this Confirmation signed by you, or

-	a document similar to our Confirmation, reproducing the main features of the Transaction to which this Confirmation refers and by indicating your agreement to these terms, or

-	a document setting out the following:

“Reference: [●]

We acknowledge receipt of your Confirmation of [●] relating to the above-referenced Transaction between Société Générale and RI entered into on [●] and expiring on [●], and confirm that this Confirmation reflects the terms of our agreement relating to the Transaction described herein. ”

Société Générale	Rock Investment
Olivier Buttier	NJJ Holding, represented by Xavier Niel

/s/ Olivier Buttier	/s/ Xavier Niel